March 10, 2009

BY EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kristi Marrone, Staff Accountant

Re:	Watson Wyatt Worldwide, Inc.
Form 10-K for the year ended June 30, 2008; Filed August 15, 2008
Schedule 14A: Filed October 14, 2008
File No. 1-16159

Dear Ms. Marrone:

On behalf of Watson Wyatt Worldwide, Inc. (the “Company”), this letter responds to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter to Mr. Roger F. Millay dated February 25, 2009, concerning the above-referenced Annual Report on Form 10-K and proxy statement on Schedule 14A. For convenience, we have repeated your comments in bold and have provided the Company’s response in plain text.

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 48

1.              Please revise your disclosure in Management’s Report on Internal Control over Financial Reporting to indicate the significance of both Heissmann and Marcu to your consolidated financial statements. For guidance refer to Question 3 of Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004) at http://www.sec.gov/info/accountants/controlfaq1004.htm.

The Company Response

Watson Wyatt considers revenue to be the most appropriate basis by which the significance of these acquisitions should be measured for purposes of FAS 141.  The company’s consolidated revenue of $1.76 billion for the fiscal year ended June 30, 2008 included $75.8 million and $0 of revenue from Heissmann and Marcu, respectively.  These businesses collectively represented 4.3% of consolidated revenues.  Given this measure, neither acquisition was deemed to be a material purchase acquisition to the Company and for that reason, an indication of significance was not provided.

Watson Wyatt Worldwide, Inc.

March 10, 2009

Report of Independent Registered Public Accounting Firm, page 49

2.              We note that in their report, your auditors did not make reference to the consolidated entities excluded from management’s assessment of internal control over financial reporting.  Please tell us whether the auditor’s assessment of internal control over financial reporting included a scope exception for these two entities, and if so, please amend your filing to include a Report of Independent Registered Public Accounting Firm that complies with paragraph B16 of AS 5.

The Company Response

As noted in the response to comment #1 above, the Heissmann and Marcu acquisitions were not considered to be material purchase acquisitions to the company.  As a result, our auditors did not modify their scope and thus did not need to exclude the acquisitions from their assessment of internal control over financial reporting.  For that reason, it was not necessary for them to adjust the scope paragraph of their report.

Exhibits 31.1 and 31.2

3.              We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

The Company Response

We confirm that our officers signed the certifications in a personal capacity.  We will revise our certification language in future filings to exclude the title of the certifying individual from the opening sentence.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 18

4.              We note your disclosure in footnote (f) to the table on page 18 of your proxy statement that the shares held by Ringley House LLP are not included in the table even though Messrs. Ramamurthy, Dow and Brook are voting members of the entity.  It is unclear why you have not included these shares in the table as it appears they have beneficial ownership of those shares. Please provide us your analysis as to why this is appropriate, citing all authority on which you rely or disclose such ownership in future filings.

The Company Response

Ringley House LLP no longer holds any of the Company shares; the remaining 25,000 shares described in footnote (f) of the referenced disclosure were distributed to former Watson Wyatt LLP employees during the second quarter of fiscal year 2009. These shares will be reflected in future filings as beneficially held by the applicable individuals, as appropriate at the time of such filings. Additionally, should Ringley House LLP acquire any Watson Wyatt shares, the Company will disclose in future filings beneficial ownership by applicable voting members of Ringley House LLP, as appropriate at the time of such filings.

Watson Wyatt Worldwide, Inc.

March 10, 2009

Certain Relationships and Related Transactions

Related Party Transaction Policy, page 23

5.              We note your disclosure on page 23 of your proxy statement regarding your related party transactions policy. In future filings please ensure that each element of Item 404(b) of Regulation S-K is addressed in your disclosure.  For example, it is unclear from your current disclosure what are the standards to be applied pursuant to such policies and procedures as required by Item 404(b)(1)(ii).

The Company Response

As requested, in future filings, each element of Item 404(b) of Regulation S-K will be addressed in the Company’s disclosures.

Related Party Transactions, page 23

6.              In future filings please ensure that your disclosure clearly and fully describes your related party’s interest in the transaction as required by Item 404(a) of Regulation S-K. For example, please tell us how you will address in future filings, Messrs. Brook, Dow, Ramamurthy and Urwin’s interest in the transaction you described on page 23 of your proxy statement regarding their continued ownership interest in Ringley House LLP and specifically how much each individual received of the 1,950,000 shares issued to the group in fiscal 2008. Also, a discussion of potential future payouts to related parties under this transaction would be appropriate, if applicable.

The Company Response

The issuance of the 1,950,000 shares during fiscal year 2008 to Ringley House LLP represented the contingent stock consideration issued in connection with the acquisition of the Company’s long-term alliance partner Watson Wyatt LLP in July 2005.  Please note that the Registration Statement on Form S-4 (File No. 333-124629) relating to shares issued in connection with the acquisition disclosed the respective interests of Messrs. Brook, Dow, Ramamurthy and Urwin in the acquisition consideration.

In future filings, as applicable, we will disclose that the 1,950,000 shares issued to Ringley House LLP were immediately distributed to the 47 voting members of Ringley House LLP, that Messrs. Brook, Dow, Ramamurthy and Urwin received 43,662, 49,796, 52,368 and 54,706 shares respectively, and that such shares are subject to a lock-up until August 1, 2009, as contemplated in the Business Transfer Agreement entered into by the Company and Watson Wyatt LLP in connection with the acquisition.  At the expiration of the lock-up, those shares will be freely tradable.

No further payments of consideration in connection with the 2005 acquisition will be made (whether to related parties or otherwise).

Watson Wyatt Worldwide, Inc.

March 10, 2009

Compensation Discussion and Analysis, page 24

Fiscal Year End Bonuses, page 24

7.              We note from your discussion under this heading that you have not disclosed the performance elements to be achieved in the “performance domains” such as the “qualitative assessment of their performance,” “individual goals” and “their contribution as a member of the company’s GMG” in order for your named executive officers to earn their respective fiscal year end bonuses.  If compensation decisions were made based on the subjective discretion of the board, please say so clearly and directly without implying that objective factors were used.  In future filings, please expand your disclosure to describe specifically how these factors were used to make compensation decisions.  To the extent you believe that disclosures of such information, on an historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

The Company Response

The Company respectfully believes that disclosure of individual performance elements is not required for the reasons stated below.

While the targeted bonus amount is a pre-established percentage of base salary, the amount of bonus actually paid is based upon the subjective discretion of the Compensation Committee.  Thus, the Company states on page 29 that “The amount of fiscal year-end bonuses awarded as a percentage of target is discretionarily determined”; that the “bonus funding percentage is subjectively allocated to each applicable practice, region or corporate function…”; and that “the Committee has the discretion to increase or decrease” the amounts recommended by John Haley, the Company’s President and CEO.

Subjectivity is also reflected in the discussion of performance domains on page 29 of the 2008 proxy statement as reflected in the disclosures therein, i.e., “Business practice or region (representing a qualitative assessment of their performance…)”; “Watson Wyatt (representing a subjective judgment of their contribution to the Company as a whole during the fiscal year)”; and “Global Matrix Group (GMG) Participation (representing their contribution as a member of the GMG).”

While some of the information reviewed in the subjective evaluation of the named executive officers’ individual objectives, which are identified as the fourth performance domain, are evaluated quantitatively, most of the individual performance objectives are not quantitative, and none of the individual objectives are assigned specific weightings.  Moreover, the rating assigned to individual performance is given only a 15% weighting; the remaining 85% is based upon the ratings assigned by Mr. Haley to the other performance domains considered by Mr. Haley, none of which involve objectives that are measured or evaluated quantitatively.

Watson Wyatt Worldwide, Inc.

March 10, 2009

Thus, the final bonus amounts ultimately approved by the Committee reflect a discretionary determination based upon the performance of the Company and the performance of the applicable region and practice or corporate function during the fiscal year, in addition to Mr. Haley’s and the Committee’s subjective assessment of individual performance.  Accordingly, disclosure of specific individual performance elements in this context would not be material to an understanding of the compensation decisions relating to fiscal year-end bonuses for our named executives.

While the Company respectfully believes that its disclosure reflects the overwhelming subjectivity of the compensation decisions made by the Compensation Committee relating to the named executive officers’ fiscal year-end bonuses, we will seek to further clarify these disclosures with respect to this issue in future filings.

Summary Compensation Table, page 35

8.              Please tell us where you have described the shares identified on page 23 of the proxy issued to Mr. Ramamurthy in 2008 in the Summary Compensation Table.  If you have not disclosed such compensation, please provide us your analysis of why such disclosure is not required.

The Company Response

The 52,505 shares of Watson Wyatt stock distributed to Mr. Ramamurthy during fiscal year 2008 were not distributed as compensation for services rendered to the Company or its subsidiaries.  Instead, the Company understands that these shares represent a pro rata distribution to Mr. Ramamurthy attributable to his proportionate ownership in Ringley House LLP.  In 2005, the Company issued shares of its common stock to Watson Wyatt LLP (the entity now known as Ringley House LLP) as payment for substantially all of the assets of Watson Wyatt LLP.  The Company at that time only owned a minority interest and did not control Watson Wyatt LLP and now neither owns nor controls Ringley House LLP. Shortly after that transaction, Ringley House LLP distributed most of the Company shares that it received to its equity partners in a pro rata distribution, and we understand that the shares transferred to Mr. Ramamurthy in 2008 represented the final, pro rata distribution by Ringley House LLP of those proceeds.

Item 402(a)(2) of Regulation S-K requires the Company to report compensation awarded to named executive officers for “all services rendered in all capacities to the registrant and its subsidiaries.”  Because the shares distributed to Mr. Ramamurthy by Ringley House LLP, which is a separate entity that is not affiliated with Watson Wyatt, do not relate to compensation awarded for services rendered to the registrant or its subsidiaries, the Company did not disclose the shares awarded by Ringley House LLP in the Summary Compensation Table.

9.              Please tell us how you have determined that the 2007 and 2008 bonus amounts payable are not being paid under a plan, as it appears you have criteria for these bonus amounts as disclosed in footnote 2 to the table and your disclosure on page 29 “Fiscal Year End Bonus.”  Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability available on our web site.  If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption “Non-Equity Incentive Plan Compensation” in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption “Bonus” (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your “Grants of Plan Based Awards” table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Watson Wyatt Worldwide, Inc.

March 10, 2009

The Company Response

The Company determined that the 2007 and 2008 bonus amounts paid to named executive officers should be reported under the caption “Bonus” in its Summary Compensation Table because of the discretionary nature of the bonus awards, as discussed above in response to Comment 7.  The bonuses are awarded under the Company’s Incentive Compensation Plan under which annual fiscal year-end bonuses paid to named executive officers may qualify as “performance-based compensation” that is not counted toward the $1 million limitation on deductibility of compensation under Section 162(m) of the Internal Revenue Code.  We recognize that Question 119.02 of the Division’s Compliance and Disclosure Interpretations under Regulation S-K indicates that amounts earned under a plan that meets the definition of a non-equity incentive plan but that permits the exercise of negative discretion in determining the amounts of bonuses should be reportable in the “Non-Equity Incentive Plan Compensation” column (column (g)).  However, as reflected in that interpretation, at the time that the Commission adopted the new executive compensation disclosure rules, it stated in Exchange Act Release No. 54302A (in the text following note 228) that an award is considered to be a non-equity incentive plan arrangement “if the outcome with respect to the relevant performance target is substantially uncertain at the time the performance target is established and the target is communicated to the executive.”  The Company does not communicate the Section 162(m) performance criteria to executives when it communicates their annual performance objectives to them; instead, as discussed above, the performance objectives communicated to the executives are largely qualitative goals that are subjectively evaluated after the end of the year.  Because the Section 162(m) quantitative performance condition is not communicated to executives, the Company believes that the bonus program is not a non-equity incentive compensation plan, and, therefore, reported the amounts paid under the “Bonus” column in its Summary Compensation Table.

In connection with responding to your comments the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to the Staff. After you have completed your review of our response, please call me if you have any questions or comments at 703-258-8000.

Sincerely,

Roger F. Millay
Chief Financial Officer

cc:	William Demarest, Staff Accountant
U.S. Securities and Exchange Commission

John J. Haley
Walter Bardenwerper
Peter Childs
Cynthia Boyle
Karl Chen